

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

February 15, 2008

<u>via U.S. mail</u>

Paul A. Bragg
Chief Executive Officer
Vantage Energy Services, Inc.
777 Post Oak Blvd.
Houston, Texas 77056

> **Re: Vantage Energy Services, Inc.**
> **Amendment No. 1 to Schedule 14A**
> **Filed January 24, 2008**
> **File No. 001-33496**
>
> **Vantage Drilling Company**
> **Amendment No. 1 to Registration Statement on Forms F-4 and F-1**
> **Filed January 24, 2008**
> **File No. 333-147797**

Dear Mr. Bragg:

We have reviewed your response letter and the amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We remind you of our prior comments 2 and 3. We will need sufficient time to review all new disclosure and newly filed exhibits.

2.   Please monitor the age of the financial statements included in your filing and update them as may be appropriate. In addition, please update the financial information throughout the filing accordingly, including, among other items, the amount of funds in your trust account as of a recent date.

3.   It is unclear to the staff how the transactions contemplated in the registration statement can be legally consummated in their currently proposed form. For example, it is unclear how Vantage Drilling will be able to use funds from the trust account of Vantage Energy to acquire OGIL unless Vantage Drilling first acquires through merger control over the assets of Vantage Energy; but at the same time Vantage Energy cannot meet the 80% requirement with respect to the transaction with Vantage Energy unless it first acquires its assets through the acquisition of OGIL. Please revise or advise.

4.   In as much as F3 executed the initial Purchase Agreement dated August 30, 2007, in which it agreed to the purchase of the 33,333,333 shares of Vantage Energy, it appears that F3 at such time made its investment decision with respect to such shares and therefore it appears that such shares were offered and sold by Vantage Energy in a private placement to F3 at such time. As a result, such shares are not eligible to be registered at this time and should be removed from the registration statement. Additionally, it is unclear the basis upon which F3's shares may be registered for resale in this registration statement since it is the staff's position that a transaction which is commenced as a private transaction may not be completed as a public transaction. Therefore the disclosure concerning the proposed resale of such shares should be removed from the registration statement.

5.   It appears that what is currently described as the "Acquisition Proposal" includes at least two separate and distinct steps and transactions (i.e., the Purchase Agreement and the Merger Agreement) which should be considered as separate proposals to the extent that they should be considered by the shareholders of Vantage Energy at all. In this respect, it currently appears as though the shareholders of Vantage Energy are being asked to approve the acquisition of OGIL by Vantage Drilling, which would not appear to be a transaction upon which such shareholders approval would be necessary. Please revise the proposals consistent with Rule 14a-4 and Rule 14a-5 promulgated under the Exchange Act of 1934, as amended.

6.   Discuss the extent to which the "Adjournment Proposal" was disclosed and discussed as a possibility in the Vantage Energy prospectus relating to its initial

public offering; and to the extent that the activities proposed in connection with the "Adjournment Proposal" were not discussed and disclosed, add disclosure concerning the risks resulting from the lack of such disclosure. In addition, discuss and disclose all other risks inherent in the activities proposed in association with the "Adjournment Proposal," including but not limited to the real and potential conflicts of interest between the management and the shareholders of Vantage Energy, and any fiduciary duty issues arising under applicable state law.

7.   To the extent that this registration statement is a registration statement by Vantage Drilling, the provisions of Form F-1 should be followed and all disclosure required by Form F-1 and Regulation S-K and Regulation S-X should be provided with respect to Vantage Drilling as well and not just with respect to Vantage Energy.

Schedule 14A

General

8.   Please clarify throughout your filing whether the board of directors and management of Vantage Energy Services, Inc. or Vantage Drilling Company will manage your business after the acquisition. For example, please clarify which company's board of directors will establish a compensation committee to determine compensation of officers and directors if the acquisition is consummated.

9.   In an appropriate place, provide a breakdown of the value attributed to each of the various assets to be acquired by OGIL from F-3 and other related or affiliated parties.

Summary, page 13

10.   On page 13, F3 is identified both as a subsidiary of TMT and as wholly-owned by Mr. Nobu Su. Please clarify such disclosure as necessary.

11.   Discuss the legal process by which Mr. Bragg will be issued a single share of Vantage Drilling and then such share will be cancelled.

12.   In the Summary discussion of the tax consequences of the proposed transactions, it appears that shareholders of Vantage Energy may be required to recognize a taxable gain on the proposed transactions even though they do not dispose of any of their shares and even though they will not receive any actual cash distributions from Vantage Energy or any other party to the transactions. If this is the case, make prominent disclosure of the potential existence of this result.

Risk Factors, page 39

13.   Discuss here, or in another appropriate place, the reasons why no opinion of
        counsel as to the possible applicability of the "Passive Foreign Investment
        Company" provisions can be provided.

The Share Purchase Agreement, page 82

Covenants of the Parties, page 85

14.   Throughout your filing, please clarify the respective obligations of Vantage
        Energy Services, Inc. and Vantage Drilling Company under the share purchase
        agreement, as amended. For example, we note the disclosure on page 85 that "the
        Company" agreed to reimburse F3 Capital for certain payments made to the
        Shipyard.

Proposal 5 – Director Proposal

Information about Nominees, page 143

15.   We not your response to our prior comment 52. Please disclose the principal
        business of Mr. Guiscardo from June 2006 to the present.

Executive Compensation, page 147

Compensation Discussion and Analysis, page 147

Vantage Energy Services, page 147

16.   Please disclose how you determined the amount of salary, annual bonus target and
        sign-on bonus for Messrs. Smith, Derbyshire and Halkett.

17.   We direct you to Release 8732A, Section II.B.1. As noted therein, the
        compensation discussion and analysis should be sufficiently precise to identify
        material differences in the amount and type of compensation awarded to
        individual executive officers. For example, include enhanced analysis regarding
        the variance in base salary and cash bonus target granted to Mr. Halkett compared
        to all other named executive officers.

18.   Please disclose the material terms of each named executive officer's employment
        agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Vantage Energy Services, page 161

Liquidity and Capital Resources, page 164

19.   We note your response to our prior comment 60. Please further clarify in this section your source of funds to engage in the acquisition, fund completion costs for the rigs, and to fund ongoing operations. This discussion should also address your source of funds to exercise the drillship option, including your payment of the balance that will be due in installments upon exercise and upon delivery of the drillship.

        In addition, please address your source of funds for these items if the maximum number of shareholders elects to redeem their shares.

        Please make parallel changes to your discussion under "How is the Company paying for the Acquisition?" on page 7.

Directors and Management of Vantage Energy Services Following the Acquisition, page 170

Information about Directors and Officers, page 170

20.   Please provide the information regarding Mr. Halkett that is required by Item 401 of Regulation S-K.

Shares Eligible for Future Sale, page 184

21.   We note your disclosure that Vantage Drilling has agreed to register for resale certain shares. Please file such agreement as an exhibit to your registration statement.

22.   Please update this section to reflect the amendments to Rule 144 that will become effective on February 15, 2008, and clarify how Rule 144, as amended, affects the ability of holders to resell your outstanding shares, including all shares that would be considered restricted or control securities. Such discussion should also take into account the restrictions on transferability that have been imposed by contract.

Closing Comments

        As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Laura Nicholson at (202) 551-3584 or, in her absence, Michael Karney at (501) 413-9336 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Delaney
   K. Hiller
   M. Karney
   L. Nicholson

   <u>via facsimile</u>

   Chris Celano, Esq.
   (212) 370-7889